UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                              Protection One, Inc.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   74 3663 304
                                   -----------
                                 (CUSIP Number)

                                  Lee P. Wages
                                    President

                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 29, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

---------------------                                     ---------------------
CUSIP NO. 74 3663 304                                        PAGE 2 OF 7 PAGES
---------------------                                     ---------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc.                        48-1092416
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (A)  [ ]
                                                        (B)  [X]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

     NA
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                 [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas
------------------------------------------------------------
                           7.   SOLE VOTING POWER
  NUMBER OF                     0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
  OWNED BY                      107,328,902
    EACH                   ----------------------------------------
 REPORTING                 9.   SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH                   ----------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                107,328,902

------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                 107,328,902
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 84.55%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------

---------------------                                     ---------------------
CUSIP NO. 74 3663 304                                        PAGE 3 OF 7 PAGES
---------------------                                     ---------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Western Resources, Inc.
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (A)  [ ]
                                                        (B)  [X]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

     NA
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                 [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas
------------------------------------------------------------
                           7.   SOLE VOTING POWER
  NUMBER OF                     0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
  OWNED BY                      107,328,902
    EACH                   ----------------------------------------
 REPORTING                 9.   SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH                   ----------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                107,328,902

------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                 107,328,902
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 84.55%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------

---------------------                                     ---------------------
CUSIP NO. 74 3663 304                                        PAGE 4 OF 7 PAGES
---------------------                                     ---------------------


         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Western Resources, Inc., a Kansas corporation ("Western Resources") and Westar Capital, Inc., a Kansas corporation ("Westar", and together with Western Resources, the "Reporting Persons"), hereby amend and supplement their Statement on Schedule 13D originally filed by the Reporting Persons on November 24, 1997, as amended by Amendments No. 1-7 thereto, (the "Statement"), with respect to the Voting Common Stock, par value $.01 per share (the "Shares") of Protection One, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 1.  Security and Issuer

         No material change.

Item 2.  Identity and Background

         No material change.

Item 3.  Source and Amount of Funds or Other Consideration

         No material change.

Item 4.  Purpose of Transaction

         On March 1, 2000, Western Resources and the Issuer issued a joint press release (the "Joint Press Release") announcing that Westar has purchased the continental European and United Kingdom operations (collectively, the "European Operations") and certain other assets of the Issuer.

         Pursuant to the terms of the Agreement, dated as of February 29, 2000 (the "Purchase Agreement"), by and among the Issuer, Protection One Alarm Monitoring, Inc., a Delaware corporation and a wholly owned direct subsidiary of the Issuer ("Monitoring"), and Westar, Westar purchased and acquired all of the issued and outstanding stock of Protection One (UK) plc ("P1 UK"), a corporation formed under the laws of the United Kingdom (formerly Hambro Countrywide Security plc) and a wholly owned subsidiary of Monitoring (the "P1 UK Stock"); all of the issued and outstanding capital stock of Protection One International Inc. ("P1 International"), a Delaware corporation and a wholly owned subsidiary of Monitoring (the "P1 International Stock"); and all of the issued and outstanding capital stock of Protection One Investments, Inc.

---------------------                                     ---------------------
CUSIP NO. 74 3663 304                                        PAGE 5 OF 7 PAGES
---------------------                                     ---------------------


("P1 Investments"), a Delaware corporation and a wholly owned subsidiary of the Issuer (the "P1 Investments Stock").

         The purchase price paid by Westar under the Purchase Agreement was $244 million, and was comprised of cash consideration of approximately $183 million and the transfer to the Issuer by Westar of certain of Monitoring's debt securities with a market value of approximately $61 million (including 6 3/4% Convertible Senior Subordinated Notes due 2003 convertible into 4,426,232 Shares, having a principal value of $39,775,522 and for purposes of the transaction a market value of $21,081,027. Cash proceeds to the Issuer were used to reduce the outstanding balance owed to Westar under the Credit Agreement (as defined below). The Purchase Agreement includes, among other things, a provision under which Westar is obligated to pay to the Issuer a portion of the net gain, if any, on a subsequent sale of the businesses on a declining basis over the four years following the date of the Purchase Agreement.

         In connection with the Purchase Agreement, the Issuer and Western Resources entered into Amendment No.2, dated as of February 29, 2000 (the "Contribution Amendment"), to the Contribution Agreement, dated as of July 30, 1997, as amended by Amendment No.1 thereto, dated October 2, 1997 (the "Contribution Agreement"). Pursuant to the Contribution Amendment, Section 3.15(a) of the Contribution Agreement was amended to permit Western Resources or any of its subsidiaries to acquire and own the P1 UK Stock, the P1 International Stock, the P1 Investments Stock and certain other investments and to exercise and enjoy all rights incident to the ownership of such securities, subject to certain restrictions.

         Westar and Monitoring also entered into the Second Amendment, dated as of February 29, 2000 (the "Credit Amendment"), to the Credit Agreement, dated as of December 21, 1998 (as renewed, extended, modified and amended from time to time, the "Credit Agreement"). The Credit Amendment reduced the commitment under the Credit Agreement from $250 million to $115 million and changed the maturity date to January 2, 2001. The Credit Amendment also provided that the commitment available under the Credit Agreement may be increased by up to $40 million to finance certain acquisitions by the Issuer. As of the date of this filing, approximately $60 million is drawn under the Credit Agreement.

         The Purchase Agreement, the Contribution Amendment and the Credit Amendment were negotiated by a special committee of the Board of Directors of the Issuer and approved by the independent members of the Board of Directors of the Issuer. The Contribution Amendment was also approved by the continuing directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

         (a) To the best knowledge and belief of the Reporting Persons, there were 126,944,077 Shares issued and outstanding as of November 10, 1999. The Reporting Persons beneficially own (withing the meaning of Rule 13d-3) 107,328,902 Shares, constituting approximately 84.55% of the total amount of issued and outstanding Shares.

         (b) No material change.

         (c) The response to Item 4 set forth above is incorporated by reference in its entirety to this Item 5.

         (d) N/A

         (e) N/A

Item 6.  Contracts, Arrangements,
         Understandings or Relationships
         with Respect to Securities of
         the Issuer

         The response to Item 4 set forth above and the Joint Press Release and the agreements attached hereto as Exhibit 1-4 are incorporated by reference in their entirety to this Item 6.

---------------------                                     ---------------------
CUSIP NO. 74 3663 304                                        PAGE 6 OF 7 PAGES
---------------------                                     ---------------------

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1. Joint Press Release of Western Resources, Inc. and Protection One, Inc., dated March 1, 2000.

         Exhibit 2. Purchase Agreement, dated as of February 29, 2000, by and among the Issuer, Monitoring and Westar.

         Exhibit 3. Amendment No.2 to Contribution Agreement, dated as of February 29, 2000, between the Issuer and Western.

         Exhibit 4. Second Amendment to Credit Agreement, dated as of February 29, 2000, by and among Westar, Monitoring and Westar, as Administrative Agent.

---------------------                                     ---------------------
CUSIP NO. 74 3663 304                                        PAGE 7 OF 7 PAGES
---------------------                                     ---------------------


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2000

                                         WESTAR CAPITAL, INC.


                                         By:  /s/Lee P. Wages
                                              Name: Lee P. Wages
                                              Title: President


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2000

                                         WESTERN RESOURCES, INC.

                                         By:  /s/ Richard D. Terrill
                                              Name: Richard D. Terrill
                                              Title: Executive Vice
                                                     President and
                                                     General Counsel